UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-
16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2025

Commission File Number: 001-39997

Adagene Inc.

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adagene Inc.

	By:	/s/ Peter Luo
	Name:	Peter Luo
	Title:	Chief Executive Officer

Date: May 22, 2025

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled “Adagene Announces Updated Data from Phase 1b/2 Study of Muzastotug (ADG126) in Combination with KEYTRUDA® (pembrolizumab) in Colorectal Cancer at the American Society of Clinical Oncology (ASCO) Annual Meeting.”